UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 17, 2021

AT&T INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-08610	43-1301883
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

208 S. Akard St., Dallas, Texas	75202
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (210) 821-4105

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240-14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities Registered Pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares (Par Value $1.00 Per Share)	T	New York Stock Exchange
Depositary Shares, each representing a 1/1000th interest in a share of 5.000% Perpetual Preferred Stock, Series A	T PRA	New York Stock Exchange
Depositary Shares, each representing a 1/1000th interest in a share of 4.750% Perpetual Preferred Stock, Series C	T PRC	New York Stock Exchange
AT&T Inc. 2.650% Global Notes due December 17, 2021	T 21B	New York Stock Exchange
AT&T Inc. 1.450% Global Notes due June 1, 2022	T 22B	New York Stock Exchange
AT&T Inc. 2.500% Global Notes due March 15, 2023	T 23	New York Stock Exchange
AT&T Inc. 2.750% Global Notes due May 19, 2023	T 23C	New York Stock Exchange
AT&T Inc. Floating Rate Global Notes due September 5, 2023	T 23D	New York Stock Exchange
AT&T Inc. 1.050% Global Notes due September 5, 2023	T 23E	New York Stock Exchange
AT&T Inc. 1.300% Global Notes due September 5, 2023	T 23A	New York Stock Exchange
AT&T Inc. 1.950% Global Notes due September 15, 2023	T 23F	New York Stock Exchange
AT&T Inc. 2.400% Global Notes due March 15, 2024	T 24A	New York Stock Exchange
AT&T Inc. 3.500% Global Notes due December 17, 2025	T 25	New York Stock Exchange
AT&T Inc. 0.250% Global Notes due March 4, 2026	T 26E	New York Stock Exchange
AT&T Inc. 1.800% Global Notes due September 5, 2026	T 26D	New York Stock Exchange
AT&T Inc. 2.900% Global Notes due December 4, 2026	T 26A	New York Stock Exchange
AT&T Inc. 2.350% Global Notes due September 5, 2029	T 29D	New York Stock Exchange
AT&T Inc. 4.375% Global Notes due September 14, 2029	T 29B	New York Stock Exchange
AT&T Inc. 2.600% Global Notes due December 17, 2029	T 29A	New York Stock Exchange
AT&T Inc. 0.800% Global Notes due March 4, 2030	T 30B	New York Stock Exchange
AT&T Inc. 3.550% Global Notes due December 17, 2032	T 32	New York Stock Exchange
AT&T Inc. 5.200% Global Notes due November 18, 2033	T 33	New York Stock Exchange
AT&T Inc. 3.375% Global Notes due March 15, 2034	T 34	New York Stock Exchange
AT&T Inc. 2.450% Global Notes due March 15, 2035	T 35	New York Stock Exchange
AT&T Inc. 3.150% Global Notes due September 4, 2036	T 36A	New York Stock Exchange
AT&T Inc. 1.800% Global Notes due September 14, 2039	T 39B	New York Stock Exchange
AT&T Inc. 7.000% Global Notes due April 30, 2040	T 40	New York Stock Exchange
AT&T Inc. 4.250% Global Notes due June 1, 2043	T 43	New York Stock Exchange
AT&T Inc. 4.875% Global Notes due June 1, 2044	T 44	New York Stock Exchange
AT&T Inc. 4.000% Global Notes due June 1, 2049	T 49A	New York Stock Exchange
AT&T Inc. 4.250% Global Notes due March 1, 2050	T 50	New York Stock Exchange
AT&T Inc. 5.350% Global Notes due November 1, 2066	TBB	New York Stock Exchange
AT&T Inc. 5.625% Global Notes due August 1, 2067	TBC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On May 17, 2021, AT&T Inc., a Delaware corporation (the “Company”) and Magallanes, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Spinco”), entered into certain definitive agreements with Discovery, Inc., a Delaware corporation (“Discovery”), and Drake Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Discovery (“Merger Sub”). The definitive agreements provide for a transaction pursuant to which, subject to the terms and conditions of the agreements, the Company will transfer the business, operations and activities that constitute the WarnerMedia segment of the Company, subject to certain exceptions (as set forth in the Separation Agreement (as defined below)), to Spinco (the “Separation”). In connection with the Separation, Spinco will remain obligated for certain debt of the existing WarnerMedia business, make a cash payment to the Company, and in certain circumstances issue certain debt securities to the Company. After the Separation, the Company will distribute to its stockholders the shares of common stock, par value $0.01 per share, of Spinco (the “Spinco Common Stock”) held by the Company by way of either a pro rata dividend or an exchange offer (the “Distribution”). After the Distribution, Merger Sub will be merged with and into Spinco, with Spinco as the surviving entity and a wholly owned subsidiary of Discovery (the “Merger”). Following the completion of the Merger, holders of the shares of common stock, par value $1.00 per share, of the Company (the “Company Common Stock”) (as holders of Spinco Common Stock immediately following the Distribution) will own approximately 71% of the outstanding capital stock of Discovery on a fully diluted basis (computed using the treasury method). The transactions are expected to be tax-free to stockholders of the Company for U.S. federal income tax purposes, except to the extent that cash is paid to stockholders of the Company in lieu of fractional shares in the Distribution or the Merger.

The definitive agreements entered into in connection with the transactions include (1) an Agreement and Plan of Merger, dated May 17, 2021 (the “Merger Agreement”), by and among the Company, Spinco, Discovery and Merger Sub, (2) a Separation and Distribution Agreement, dated May 17, 2021 (the “Separation Agreement”), by and among the Company, Spinco and Discovery, (3) Voting Agreement, dated May 17, 2021 (the “Malone Voting Agreement”), by and between the Company and John C. Malone, and (4) Voting Agreement, dated May 17, 2021 (the “A/N Voting Agreement”, and together with the Malone Voting Agreement, the “Voting Agreements”), by and between the Company, Advance/Newhouse Programming Partnership and Advance/Newhouse Partnership (collectively, “Advance/Newhouse”, and together with John C. Malone, the “Stockholders”).

The Separation Agreement

The Separation Agreement sets forth the terms and conditions regarding the Separation of the WarnerMedia business from the Company. The Separation Agreement identifies and provides for the transfer of certain assets by the Company to Spinco and the assumption of certain liabilities by Spinco from the Company. The Separation Agreement further allocates other assets between Spinco and the Company and provides for various continuing relationships between the Company’s group of companies and Spinco’s group of companies.

The Separation Agreement also governs the rights and obligations of the Company and Spinco regarding the Distribution. At the Company’s election (subject to certain restrictions) pursuant to the Separation Agreement, the Distribution may be effected (i) by means of a pro rata dividend of Spinco Common Stock to the Company’s stockholders (the “Spin-Off”) or (ii) by way of an offer to exchange shares of Spinco Common Stock for outstanding shares of Company Common Stock (the “Exchange Offer”), followed by a pro rata, clean-up distribution to the Company’s stockholders of the unsubscribed shares of Spinco Common Stock held by the Company that were not exchanged in the exchange offer.

In connection with the Separation, Spinco will (1) assume debt of the existing WarnerMedia business, (2) pay a cash dividend to the Company (the “Spinco Special Cash Payment”), and (3) in certain circumstances issue to the Company debt instruments of Spinco (the “Spinco Debt Distribution”), in an aggregate amount of $43 billion, with the Spinco Special Cash Payment and Spinco Debt Distribution being subject to potential adjustments under the terms of the Separation Agreement. The Company expects to deliver the Spinco debt instruments in exchange for outstanding debt obligations to be identified by the Company prior to the consummation of the Distribution (the “Debt Exchange”). Each of the Company and Discovery will use reasonable best efforts to facilitate the Debt Exchange. Other than certain agreed terms, Discovery will determine the terms of the Spinco debt instruments, but the Company will not be required to accept any Spinco debt instruments that have a fair market value less than their face value (the “Par Exchange Requirement”). If the Par Exchange Requirement is not satisfied immediately prior to the Distribution, Spinco will draw on the Bridge Loan (as defined below) with respect to the amount of the Spinco Debt Distribution.

Consummation of the Distribution is subject to various conditions, including, among other things, (1) the substantial completion of the Separation and payment by Spinco to the Company of the Spinco Special Cash Payment, (2) the satisfaction or waiver of all conditions under the Merger Agreement, and (3) the delivery to the board of directors of the Company of a solvency opinion by an independent appraisal firm in respect of the solvency of Spinco and the solvency and surplus of the Company (such solvency opinion to be reasonably acceptable to the Company).

In addition to the foregoing, the Separation Agreement also contains numerous other provisions relating to certain ongoing relationships among the parties, including indemnification, sharing of financial information, treatment of nonpublic information, corporate records, assistance in litigation and dispute resolution.

The Merger Agreement

The Merger Agreement provides that, immediately following the consummation of the Distribution, Merger Sub will be merged with and into Spinco, with Spinco surviving as a wholly owned subsidiary of Discovery. On the closing date and prior to the effective time of the Merger, Discovery will amend and restate its certificate of incorporation to provide that, among other things, (1) all issued and outstanding shares of Discovery’s Series C-1 Preferred Stock, par value $0.01 per share, will be reclassified and converted into shares of Series C Common Stock, par value $0.01 per share, of Discovery, (2) all issued and outstanding shares of Discovery’s Series A-1 Preferred Stock, par value $0.01 per share, will be reclassified and converted into shares of Series A Common Stock, par value $0.01 per share, of Discovery and (3) all issued and outstanding shares of Discovery’s Series A Common Stock, par value $0.01 per share (including those shares of Series A Common Stock issued and outstanding as a result of the reclassification and conversion from shares of Series A-1 Preferred Stock), Series B Common Stock, par value $0.01 per share, and Series C Common Stock, par value $0.01 per share (including those shares of Series C Common Stock issued and outstanding as a result of the reclassification and conversion from shares of Series C-1 Preferred Stock), will be reclassified and converted into shares of Common Stock, par value $0.01 per share, of Discovery (“Discovery Common Stock”, and such reclassification and conversion as described in clauses (1) (2) and (3), the “Reclassification”).

As a result of the Merger, each share of Spinco Common Stock then issued and outstanding (other than each share of Spinco Common Stock held by Spinco as treasury stock or by Spinco or its subsidiaries, which will be cancelled without consideration) will automatically be converted into the right to receive a number of shares of Discovery Common Stock such that the aggregate number of shares of Discovery Common Stock issued to holders of Company Common Stock as a result of the Merger represent approximately 71% of the outstanding shares of Discovery Common Stock on a fully diluted basis (computed using the treasury method) following the completion of the Merger.

The Merger Agreement also provides that, as of immediately following the effective time of the Merger, Discovery will set the size of its board of directors (the “Discovery Board”) at 13 members, consisting of five directors designated by the Discovery Board, and the Chief Executive Officer of Discovery as of immediately after the effective time, and seven directors designated by the Company (including the director who will serve as the Chairperson of the Discovery Board). In addition, the Merger Agreement provides that David Zaslav, the current Chief Executive Officer of Discovery will be appointed as Chief Executive Officer of the combined company.

Completion of the Merger is subject to the satisfaction or waiver of certain closing conditions, including, among other things, (1) consummation of the Distribution; (2) approval of the transactions by Discovery’s stockholders, (3) the listing of Discovery Common Stock issuable to holders of Spinco Common Stock on Nasdaq; (4) receipt of applicable regulatory approvals, including the expiration or early termination of the statutory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other required regulatory approvals; (5) the absence of any law or order prohibiting the consummation of the transactions; (6) the effectiveness of the registration statements to be filed by Discovery and Spinco with the Securities and Exchange Commission (the “SEC”) pursuant to the Merger Agreement; (6) the absence of any material adverse effect (as defined in the Merger Agreement) on either the WarnerMedia Business or Discovery; (7) the receipt of a private letter ruling from the Internal Revenue Service (the “IRS”) to the effect that the Distribution and certain related transactions will qualify for tax-free treatment under the Internal Revenue Code (the “Code”); and (8) the Company’s receipt of the Spinco Special Cash Payment in accordance with the terms of the Separation Agreement.

Prior to the closing, the Company will seek to obtain a private letter ruling from the IRS that the transactions (including the Separation and the Distribution) will qualify as a tax-free reorganization under the Code.

The Company, Spinco, Discovery and Merger Sub each make certain customary representations, warranties and covenants, as applicable, in the Merger Agreement.

In addition, Discovery and the Company have agreed, among other things, that neither they nor any of their subsidiaries will (1) solicit alternative transactions or (2) enter into discussions concerning, or provide information or data in connection with, alternative transactions, except under limited circumstances described in the Merger Agreement. Discovery has agreed that it will be obligated to hold a meeting of its stockholders to vote on the transaction even if the board of directors of Discovery has made an RMT Partner Change of Recommendation (as defined in the Merger Agreement). However, in certain circumstances after the occurrence of a Triggering Event (as defined in the Merger Agreement), the Company or Discovery may terminate the Merger Agreement to enter into definitive agreements for a Spinco Superior Proposal or an RMT Partner Superior Proposal, respectively (each as defined in the Merger Agreement).

The Merger Agreement also contains covenants relating to obtaining financing for the various payments and issuances that Spinco will be making in connection with the transactions contemplated by the Merger Agreement and the Separation Agreement.

The Merger Agreement contains certain customary termination rights for the Company and Discovery, including, without limitation, a right for either party to terminate if the Merger is not consummated on or before July 15, 2023 (the “Outside Date”). Upon the termination of the Merger Agreement under specified circumstances, Discovery will be required to pay the Company a termination fee of $720 million or the Company will be required to pay Discovery a termination fee of $1.77 billion. Such circumstances would be in connection with certain terminations related to or following an RMT Partner Superior Proposal, a Spinco Superior Proposal or an Intervening Event (each as defined in the Merger Agreement).

The Merger Agreement also provides the methodology by which certain expenses will be borne.

The Voting Agreements

John C. Malone and Advance/Newhouse, as beneficial owners of shares of Discovery’s capital stock representing, in the aggregate, approximately 44% of the voting power of the issued and outstanding shares of Discovery capital stock as of May 17, 2021, entered into the Voting Agreements with the Company under which the Stockholders agreed to vote the shares of Discovery capital stock owned by them in favor of approval of the issuance of Discovery Common Stock to the Company stockholders, the amendment of Discovery’s certificate of incorporation and the Merger, even if the board of directors of Discovery changes its recommendation that the stockholders of Discovery approve the transactions.

In addition, Advance/Newhouse also entered into a Consent Agreement with Discovery, pursuant to which Advance/Newhouse executed and delivered an irrevocable and unconditional consent to the transactions contemplated by the Merger Agreement, including the Merger and the Reclassification, in connection with their approval right over the transactions as holders of shares of preferred stock of Discovery.

The Spinco Bridge Commitment Letter

On May 17, 2021, Spinco entered into a commitment letter (the “Bridge Commitment Letter”), by and among Spinco, Goldman Sachs Bank, USA. and Goldman Sachs Lending Partners LLC (collectively, “Goldman Sachs”) and JPMorgan Chase Bank, N.A. (“JPMorgan”), pursuant to which Goldman Sachs and JPMorgan commit to provide to Spinco $41.5 billion in an aggregate principal amount of senior unsecured bridge term loans (the “Bridge Loans”), such commitment to be reduced by, among other things, (1) the amount of net cash proceeds received by Spinco (and following the consummation of the Merger, Discovery) from certain equity and debt issuances, (2) term loan commitments under certain qualifying term loan facilities and (3) certain financings in connection with the Debt Exchange. The proceeds of any funded Bridge Loans will be used by Spinco on the closing date to make the Spinco Special Cash Payment (and, if the Company so elects, a cash dividend in lieu of the Spinco Debt Distribution) and to otherwise fund the transactions contemplated hereby and to pay the related transaction fees and expenses. The commitments under the Bridge Commitment Letter are subject to customary closing conditions.

Item 7.01.	Regulation FD Disclosure.

On May 17, 2021, the Company and Discovery issued a joint press release announcing the parties’ entry into definitive agreements in connection with a Reverse Morris Trust transaction. A copy of this press release is furnished on Exhibit 99.1 hereto and is incorporated herein by reference.

On May 17, 2021, the Company will hold an investor call relating to the transactions contemplated by the definitive agreements. The Company will make available on the investor relations section of its website an investor presentation for reference during such call. A copy of the investor presentation is furnished on Exhibit 99.2 hereto and is incorporated herein by reference.

The information in this Item 7.01, including the exhibit attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

Item 8.01.	Other Events.

Following the completion of the transactions described under Item 1.01 and subject to the approval of the board of directors of the Company, the Company expects an annual dividend payout ratio of 40% to 43% on anticipated free cash flow of over $20 billion.

Free cash flow total dividend payout ratio is total dividends paid divided by free cash flow. Free cash flow is a non-GAAP financial measure that is frequently used by investors and credit rating agencies to provide relevant and useful information. Free cash flow is cash from operating activities minus capital expenditures. Due to high variability and difficulty in predicting items that impact cash from operating activities and capital expenditures, the Company is not able to provide a reconciliation between projected free cash flow and the most comparable GAAP metric without unreasonable effort.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction among AT&T, Spinco, and Discovery. In connection with the proposed transaction, AT&T, Spinco and Discovery intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 by Discovery that will contain a prospectus of Discovery and Spinco that also constitutes a proxy statement of Discovery, and a registration statement by Spinco. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which AT&T, Spinco or Discovery may file with the SEC. STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY

STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the proxy statement/prospectus (when available) as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations.

Non-GAAP Financial Information

Non-GAAP financial information included within this current report and accompanying materials is provided as a complement to the results provided in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Due to high variability and difficulty in predicting items that impact cash from operating activities and capital expenditures, the Company is not able to provide a reconciliation between projected free cash flow and the most comparable GAAP metric without unreasonable effort.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

AT&T and its directors and executive officers, and Discovery and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Discovery capital stock and/or the offering of Discovery securities in respect of the proposed transaction. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Discovery is set forth in the proxy statement for Discovery’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2021. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T, Spinco, and Discovery, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined Spinco and Discovery company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Discovery stockholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; risks and costs related to the implementation of the separation of Spinco, including timing anticipated to complete the separation, any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of Discovery and Spinco being more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates; risks related to disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; effects of the announcement, pendency or completion of the proposed merger on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statements that will be filed with the SEC in connection with the proposed transaction. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the Securities and Exchange Commission. Neither AT&T nor Discovery is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

99.1	Press Release, dated May 17, 2021, jointly issued by AT&T Inc. and Discovery, Inc.

99.2	Investor Presentation of AT&T Inc., dated May 17, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AT&T INC.

Date: May 17, 2021	By:	/s/ Pascal Desroches
Pascal Desroches
Senior Executive Vice President and Chief Financial Officer

Exhibit 99.1

AT&T’s WARNERMEDIA AND DISCOVERY, INC. CREATING STANDALONE COMPANY BY COMBINING OPERATIONS TO FORM NEW GLOBAL LEADER IN ENTERTAINMENT

Companies with Shared Values, Complementary Assets, and Iconic Brands and Franchises, Will Offer the Most Differentiated Content Portfolio in the World

WarnerMedia and Discovery, Inc. Form One of the Largest Global Streaming Players

Discovery President & CEO David Zaslav to Lead New Company with Executives from Both Companies in Key Leadership Roles

AT&T and Discovery Will Hold Joint Press Conference at 7:30am EDT and a Separate Call with Investors Will Begin at 8:30am EDT

Dallas, TX and New York, NY – May 17, 2021. AT&T Inc. (NYSE:T) and Discovery, Inc. (NASDAQ: DISCA, DISCB, DISCK) today announced a definitive agreement to combine WarnerMedia’s premium entertainment, sports and news assets with Discovery’s leading nonfiction and international entertainment and sports businesses to create a premier, standalone global entertainment company.

Under the terms of the agreement, which is structured as an all-stock, Reverse Morris Trust transaction, AT&T would receive $43 billion (subject to adjustment) in a combination of cash, debt securities, and WarnerMedia’s retention of certain debt, and AT&T’s shareholders would receive stock representing 71% of the new company; Discovery shareholders would own 29% of the new company. The Boards of Directors of both AT&T and Discovery have approved the transaction.

The companies expect the transaction will create substantial value for AT&T and Discovery shareholders by:

•	Bringing together the strongest leadership teams, content creators, and high-quality series and film libraries in the media business.

•	Accelerating both companies’ plans for leading direct-to-consumer (DTC) streaming services for global consumers.

•

Uniting complementary and diverse content strengths with broad appeal — WarnerMedia’s robust studios and portfolio of iconic scripted entertainment, animation, news and sports with Discovery’s global leadership in unscripted and international entertainment and sports.

•

Forming a new company that will have significant scale and investment resources with projected 2023 Revenue of approximately $52 billion, adjusted EBITDA of approximately $14 billion, and an industry leading Free Cash Flow conversion rate of approximately 60%.

•	Creating at least $3 billion in expected cost synergies annually for the new company to increase its investment in content and digital innovation, and to scale its global DTC business.

For AT&T and its shareholders, this transaction provides an opportunity to unlock value in its media assets and to better position the media business to take advantage of the attractive DTC trends in the industry. Additionally, the transaction allows the company to better capitalize on the longer-term demand for connectivity:

•	AT&T shareholders participate in a leading media company with a broad global portfolio of brands, tremendous DTC potential and strengthened combined assets.

•	Creates substantial value opportunity for AT&T shareholders through stepped-up investment in growth areas – mobile and fixed broadband.

•	Capital structure improvement after closing will position AT&T as one of the best capitalized 5G and fiber broadband companies in the United States.

•	Results in two independent companies – one broadband connectivity and the other media – to sharpen the investment focus and attract the best investor base for each company.

A Stronger Competitor in Global Streaming

The new company will compete globally in the fast-growing direct-to-consumer business — bringing compelling content to DTC subscribers across its portfolio, including HBO Max and the recently launched discovery+. The transaction will combine WarnerMedia’s storied content library of popular and valuable IP with Discovery’s global footprint, trove of local-language content and deep regional expertise across more than 200 countries and territories. The new company will be able to invest in more original content for its streaming services, enhance the programming options across its global linear pay TV and broadcast channels, and offer more innovative video experiences and consumer choices.

Uniting Dynamic, Enduring and Historic Brands and Franchises

The “pure play” content company will own one of the deepest libraries in the world with nearly 200,000 hours of iconic programming and will bring together over 100 of the most cherished, popular and trusted brands in the world under one global portfolio, including: HBO, Warner Bros., Discovery, DC Comics, CNN, Cartoon Network, HGTV, Food Network, the Turner Networks, TNT, TBS, Eurosport, Magnolia, TLC, Animal Planet, ID and many more.

The new company will be able to increase investment and capabilities in original content and programming; create more opportunity for under-represented storytellers and independent creators; serve customers with innovative video experiences and points of engagement; and propel more investment in high-quality, family-friendly nonfiction content.

Leadership, Governance and Structure

The companies announced that Discovery President and CEO David Zaslav will lead the proposed new company with a best-in-class management team and top operational and creative leadership from both companies.

Discovery’s current multiple classes of shares will be consolidated to a single class with one vote per share.

The new company’s Board of Directors will consist of 13 members, 7 initially appointed by AT&T, including the chairperson of the board; Discovery will initially appoint 6 members, including CEO David Zaslav.

Executive Commentary

John Stankey Said:

“This agreement unites two entertainment leaders with complementary content strengths and positions the new company to be one of the leading global direct-to-consumer streaming platforms. It will support the fantastic growth and international launch of HBO Max with Discovery’s global footprint and create efficiencies which can be re-invested in producing more great content to give consumers what they want. For AT&T shareholders, this is an opportunity to unlock value and be one of the best capitalized broadband companies, focused on investing in 5G and fiber to meet substantial, long-term demand for connectivity. AT&T shareholders will retain their stake in our leading communications company that comes with an attractive dividend. Plus, they will get a stake in the new company, a global media leader that can build one of the top streaming platforms in the world.”

David Zaslav Said:

“During my many conversations with John, we always come back to the same simple and powerful strategic principle: these assets are better and more valuable together. It is super exciting to combine such historic brands, world class journalism and iconic franchises under one roof and unlock so much value and opportunity. With a library of cherished IP, dynamite management teams and global expertise in every market in the world, we believe everyone wins...consumers with more diverse choices, talent and storytellers with more resources and compelling pathways to larger audiences, and shareholders with a globally scaled growth company committed to a strong balance sheet that is better positioned to compete with the world’s largest streamers. We will build a new chapter together with the creative and talented WarnerMedia team and these incredible assets built on a nearly 100-year legacy of the most wonderful storytelling in the world. That will be our singular mission: to focus on telling the most amazing stories and have a ton of fun doing it.”

Transaction Highlights

The combination will be executed through a Reverse Morris Trust, under which WarnerMedia will be spun or split off to AT&T’s shareholders via dividend or through an exchange offer or a combination of both and simultaneously combined with Discovery. The transaction is expected to be tax-free to AT&T and AT&T’s shareholders.

In connection with the spin-off or split-off of WarnerMedia, AT&T will receive $43 billion (subject to adjustment) in a combination of cash, debt securities and WarnerMedia’s retention of certain debt. The new company expects to maintain investment grade rating and utilize the significant cash flow of the combined company to rapidly de-lever to approximately 3.0x within 24 months, and to target a new, longer term gross leverage target of 2.5x-3.0x. WarnerMedia has secured fully committed financing from JPMorgan Chase Bank, N.A. and affiliates of Goldman Sachs & Co. LLC for the purposes of funding the distribution.

The transaction is anticipated to close in mid-2022, subject to approval by Discovery shareholders and customary closing conditions, including receipt of regulatory approvals. No vote is required by AT&T shareholders. Agreements are in place with Dr. John Malone and Advance to vote in favor of the transaction.

AT&T Preliminary Financial Profile Following Completion of the Transaction; Focused Total Return Strategy for Capital Allocation; After Close, Dividend Payout Ratio1 Expected to be Low 40s%.

After close and on a pro-forma basis, AT&T expects its remaining assets to produce the following financial trajectory from 2022 to 2024:

•	Annual revenue growth: low single digits CAGR[2]

•	Annual adjusted EBITDA[3] and adjusted EPS[4] growth: mid-single digits CAGR

•	Significantly increased financial flexibility to drive returns to shareholders, including:

•

Expected increased capital investment for incremental investments in 5G and fiber broadband. The company expects annual capital expenditures of around $24 billion once the transaction closes. AT&T expects its 5G C-band network will cover 200 million people in the U.S. by year-end 2023. And the company plans to expand its fiber footprint to cover 30 million customer locations by year-end 2025.

[1]

Dividend payout ratio is total dividends paid divided by free cash flow. Free cash flow is a non-GAAP financial measure that is frequently used by investors and credit rating agencies to provide relevant and useful information. Free cash flow is cash from operating activities minus capital expenditures. Due to high variability and difficulty in predicting items that impact cash from operating activities and capital expenditures, the company is not able to provide a reconciliation between projected free cash flow and the most comparable GAAP metric without unreasonable effort.

[2]	Compound annual growth rate.
[3]	EBITDA is operating income before depreciation and amortization.
[4]

The company (AT&T) expects adjustments to 2021-2024 reported diluted EPS to include merger-related amortization ($4.3 billion for 2021 and approximately $1 billion per quarter in 2022 until closing of the transaction) and other adjustments, a non-cash mark-to-market benefit plan gain/loss, and other items. The company expects the mark-to-market adjustment, which is driven by interest rates and investment returns that are not reasonably estimable at this time, to be a significant item. AT&T’s 2021 EPS depends on future levels of revenues and expenses which are not reasonably estimable at this time. Accordingly, we cannot provide a reconciliation between these projected non-GAAP metrics and the reported GAAP metrics without unreasonable effort.

•	Significant debt reduction: Expect Net Debt to Adjusted EBITDA[5] in the 2.6x range after transaction closes and less than 2.5x by year end 2023.

•

Attractive dividend – resized to account for the distribution of WarnerMedia to AT&T shareholders. After close and subject to AT&T Board approval, AT&T expects an annual dividend payout ratio of 40% to 43% on anticipated free cash flow[1] of $20 billion plus.

•	The optionality to repurchase shares once Net Debt to Adjusted EBITDA is less than 2.5x.

Advisors

LionTree LLC and Goldman Sachs & Co. LLC served as financial advisors and Sullivan & Cromwell LLP served as legal advisor to AT&T.

Allen & Company LLC and J.P. Morgan Securities LLC served as financial advisors and Debevoise & Plimpton LLP served as legal advisor to Discovery. Peralla Weinberg Partners and Wachtell Lipton, Rosen & Katz served as advisors to the Independent Directors of Discovery.

RBC Capital Markets served as financial advisors and Paul, Weiss, Rifkind, Wharton & Garrison LLP served as legal advisors to Advance.

Media Availability and Investor Call

AT&T and Discovery will hold a joint press conference at 7:30am EDT, and a separate call with investors will begin at 8:30am EDT today. The webcast of the call and related materials will be available on AT&T’s and Discovery’s Investor Relations websites at https://investors.att.com/ and https://ir.corporate.discovery.com/investor-relations.

Join the 7:30am EDT press conference with John Stankey and David Zaslav on Zoom by clicking here. Your camera will be disabled and microphones will be automatically muted. To ask a question, please select the “raise hand icon.” When you are called on, you will receive a prompt asking you to unmute your microphone. The Zoom Webinar ID is 985 9072 9554; the passcode is 866906.

Cautionary Statement Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T, Magallanes, Inc. (“Spinco”), and Discovery, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are

[5]

Net Debt to Adjusted EBITDA ratios are non-GAAP financial measures that are frequently used by investors and credit rating agencies to provide relevant and useful information. AT&T’s Net Debt to Adjusted EBITDA ratio is calculated by dividing the Net Debt by the sum of the most recent four quarters Adjusted EBITDA. Adjusted EBITDA estimates depend on future levels of revenues and expenses which are not reasonably estimable at this time. Accordingly, we cannot provide a reconciliation between Adjusted EBITDA and the most comparable GAAP metric without unreasonable effort.

not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined Spinco and Discovery company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Discovery stockholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; risks and costs related to the implementation of the separation of Spinco, including timing anticipated to complete the separation, any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of Discovery and Spinco being more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates; risks related to disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; effects of the announcement, pendency or completion of the proposed merger on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statements that will be filed with the SEC in connection with the proposed transaction. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery filings with the Securities and Exchange Commission. Neither AT&T nor Discovery is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between AT&T, Spinco, and Discovery. In connection with the proposed transaction, AT&T, Spinco and Discovery intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 by Discovery that will contain a prospectus of Discovery and Spinco that also constitutes a proxy statement of Discovery, and a registration statement by Spinco. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which AT&T, Spinco or Discovery may file with the SEC. STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the proxy statement/prospectus (when available) as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

AT&T and its directors and executive officers, and Discovery and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Discovery capital stock and/or the offering of Discovery securities in respect of the proposed transaction. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Discovery is set forth in the proxy statement for Discovery’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2021. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

*About AT&T

AT&T Inc. (NYSE:T) is a diversified, global leader in telecommunications, media and entertainment, and technology. Consumers and businesses have more than 225 million monthly subscriptions to our services. AT&T Communications provides more than 100 million U.S. consumers with entertainment and communications experiences across mobile and broadband. Plus, it serves high-speed, highly secure connectivity and smart solutions to nearly 3 million business customers. WarnerMedia is a leading media and entertainment company that creates and distributes premium and popular content to global audiences through its consumer brands, including: HBO, HBO Max, Warner Bros., TNT, TBS, truTV, CNN, DC Entertainment, New Line, Cartoon Network, Adult Swim and Turner Classic Movies. Xandr, now part of WarnerMedia, provides marketers with innovative and relevant advertising solutions for consumers around premium video content and digital advertising through its platform. AT&T Latin America provides pay-TV services across 10 countries and territories in Latin America and the Caribbean and wireless services to consumers and businesses in Mexico.

AT&T products and services are provided or offered by subsidiaries and affiliates of AT&T Inc. under the AT&T brand and not by AT&T Inc. Additional information is available at about.att.com. © 2021 AT&T Intellectual Property. All rights reserved. AT&T, the Globe logo and other marks are trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All other marks contained herein are the property of their respective owners.

About Discovery

Discovery, Inc. (Nasdaq: DISCA, DISCB, DISCK) is a global leader in real life entertainment, serving a passionate audience of superfans around the world with content that inspires, informs and entertains. Discovery delivers over 8,000 hours of original programming each year and has category leadership across deeply loved content genres around the world. Available in over 220 countries and territories and nearly 50 languages, Discovery is a platform innovator, reaching viewers on all screens, including TV Everywhere products such as the GO portfolio of apps; direct-to-consumer streaming services such as discovery+, Food Network Kitchen and MotorTrend OnDemand; digital-first and social content from Group Nine Media; a landmark natural history and factual content partnership with the BBC; and a strategic alliance with PGA TOUR to create the international home of golf. Discovery’s portfolio of premium brands includes Discovery Channel, HGTV, Food Network, TLC, Investigation Discovery, Travel Channel, MotorTrend, Animal Planet, Science Channel, and the forthcoming multi-platform JV with Chip and Joanna Gaines, Magnolia Network, as well as OWN: Oprah Winfrey Network in the U.S., Discovery Kids in Latin America, and Eurosport, the leading provider of 3 locally relevant, premium sports and Home of the Olympic Games across Europe. For more information, please visit corporate.discovery.com and follow @DiscoveryIncTV across social platforms.

Contacts

Discovery, Inc. Corporate Communications

Nathaniel Brown

nathaniel_brown@discovery.com

Discovery, Inc. Investor Relations

Andrew Slabin

andrew_slabin@discovery.com

AT&T Inc. Corporate Communications

Fletcher Cook

fletcher.cook@att.com

AT&T Inc. Corporate Communications

Larry Solomon

larry.solomon@att.com

Exhibit 99.2 Discovery and WarnerMedia to Combine May 17, 2021 © 2021 AT&T Intellectual Property. AT&T and AT&T Globe logo are registered trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All other marks are the property of their respective owners.Exhibit 99.2 Discovery and WarnerMedia to Combine May 17, 2021 © 2021 AT&T Intellectual Property. AT&T and AT&T Globe logo are registered trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All other marks are the property of their respective owners.

Call Participants John Stankey Chief Executive Officer, AT&T Pascal Desroches Chief Financial Officer, AT&T David Zaslav President and CEO, Discovery Dr. Gunnar Wiedenfels Chief Financial Officer, DiscoveryCall Participants John Stankey Chief Executive Officer, AT&T Pascal Desroches Chief Financial Officer, AT&T David Zaslav President and CEO, Discovery Dr. Gunnar Wiedenfels Chief Financial Officer, Discovery

Cautionary Language Concerning Forward-looking Statements Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T, Magallanes, Inc. (“Spinco”), and Discovery, Inc. (“Discovery”) constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined Spinco and Discovery company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Discovery stockholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; risks and costs related to the implementation of the separation of Spinco, including timing anticipated to complete the separation, any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of Discovery and Spinco being more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates; risks related to disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; effects of the announcement, pendency or completion of the proposed merger on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statements that will be filed with the SEC in connection with the proposed transaction. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the Securities and Exchange Commission. Neither AT&T nor Discovery is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. This presentation may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on slide 17 of this presentation, and respective company websites (AT&T’s investor relations website: https://investors.att.com. Discovery’s investor relations website: https://ir.corporate.discovery.com/investor-relations) Additional Information and Where to Find It This communication may be deemed to be solicitation material in respect of the proposed transaction between AT&T, Spinco, and Discovery. In connection with the proposed transaction, AT&T, Spinco and Discovery intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 by Discovery that will contain a prospectus of Discovery and Spinco that also constitutes a proxy statement of Discovery, and a registration statement by Spinco. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which AT&T, Spinco or Discovery may file with the SEC. STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the proxy statement/prospectus (when available) as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Participants in Solicitation AT&T and its directors and executive officers, and Discovery and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Discovery capital stock and/or the offering of Discovery securities in respect of the proposed transaction. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Discovery is set forth in the proxy statement for Discovery’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2021. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.Cautionary Language Concerning Forward-looking Statements Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T, Magallanes, Inc. (“Spinco”), and Discovery, Inc. (“Discovery”) constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined Spinco and Discovery company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Discovery stockholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; risks and costs related to the implementation of the separation of Spinco, including timing anticipated to complete the separation, any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of Discovery and Spinco being more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates; risks related to disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; effects of the announcement, pendency or completion of the proposed merger on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statements that will be filed with the SEC in connection with the proposed transaction. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the Securities and Exchange Commission. Neither AT&T nor Discovery is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. This presentation may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on slide 17 of this presentation, and respective company websites (AT&T’s investor relations website: https://investors.att.com. Discovery’s investor relations website: https://ir.corporate.discovery.com/investor-relations) Additional Information and Where to Find It This communication may be deemed to be solicitation material in respect of the proposed transaction between AT&T, Spinco, and Discovery. In connection with the proposed transaction, AT&T, Spinco and Discovery intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 by Discovery that will contain a prospectus of Discovery and Spinco that also constitutes a proxy statement of Discovery, and a registration statement by Spinco. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which AT&T, Spinco or Discovery may file with the SEC. STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the proxy statement/prospectus (when available) as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Participants in Solicitation AT&T and its directors and executive officers, and Discovery and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Discovery capital stock and/or the offering of Discovery securities in respect of the proposed transaction. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Discovery is set forth in the proxy statement for Discovery’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2021. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

AT&T to merge WarnerMedia with Discovery

Discovery + WARNERMEDIA

- **WarnerMedia and Discovery to combine operations to create a global entertainment leader**
- **David Zaslav to be CEO of new company**

Transaction Rationale

- Unlocks significant value for AT&T shareholders
- Positions Discovery shareholders with enhanced long-term growth
- Accelerates HBO Max and discovery+'s global plans for direct-to-consumer
- Creates one of the deepest content libraries in the world
- Unites complementary content and brands across the most popular programming categories
- Expects to generate $3B+/year in synergies that can be reinvested into content and DTC

4

AT&T Discovery

Transaction Summary

Resulting Structure


AT&T Shareholders
Discovery Shareholders
100%
71%
29%
AT&T
All assets ex WarnerMedia1
New Company
$43B
Debt
WarnerMedia1 + $43B of Debt
100% of Discovery ($15B of Debt)

- Structured as Reverse Morris Trust transaction, AT&T to spin/split out WarnerMedia[1] which will merge into Discovery
- Discovery to contribute 100% of its business and receive 29% of common equity
- AT&T will receive $43B (subject to adjustment) in a combination of cash, debt securities, and WarnerMedia's retention of certain debt
- AT&T shareholders to receive 71% of common equity distributed via shares of stock
- Unlocks value in WarnerMedia; shareholders can participate in potential upside of New Company

1 Excludes certain assets including Xandr and Crunchyroll

5

Discovery + WarnerMedia David Zaslav and Dr. Gunnar Wiedenfels † See notes slide for details 6 Presentation title / Month XX, 2021 / © 2021 AT&T Intellectual Property - AT&T Proprietary (Internal Use Only) Discovery + WarnerMedia David Zaslav and Dr. Gunnar Wiedenfels † See notes slide for details 6 Presentation title / Month XX, 2021 / © 2021 AT&T Intellectual Property - AT&T Proprietary (Internal Use Only)

Combination Significantly Enhances DTC Presence Across Key Criteria

Discovery + WARNERMEDIA


Global Brand Recognition & Reach
Best in Class Technology & Consumer Experience
Marketing Scale & Efficiency
Tentpole Films & Series + Broadly Appealing Content
Broad Content Genres, Passion Verticals & Deep Library
Customer Satisfaction
Better Engagement, Lifetime Value & Subscriber Growth
HBO max
discovery+

7
Discovery

Compelling Collection of Personalities, Franchises and IP • Largest library with ~200k hours of video content • Leading scripted and unscripted content portfolio • Available in 220+ countries and territories and 50 languages • High quality production capabilities of Warner Brothers studio • #1 TV studio by revenue and volume • Top 2 movie studio by box office 11 of the last 12 years • Premium sports rights in U.S., Europe and Latin America 8Compelling Collection of Personalities, Franchises and IP • Largest library with ~200k hours of video content • Leading scripted and unscripted content portfolio • Available in 220+ countries and territories and 50 languages • High quality production capabilities of Warner Brothers studio • #1 TV studio by revenue and volume • Top 2 movie studio by box office 11 of the last 12 years • Premium sports rights in U.S., Europe and Latin America 8

Enhances Global Linear Business • Portfolio positioned as stronger partner to advertising and distribution counterparts • Combined company pay TV portfolio reach can compete with 1 combined pay and broadcast network reach of other global players • News, sports, scripted and unscripted - combined portfolio addresses key programming genres of the linear ecosystem • Significant overlapping and duplicative expense base can be rationalized to drive efficiency 9Enhances Global Linear Business • Portfolio positioned as stronger partner to advertising and distribution counterparts • Combined company pay TV portfolio reach can compete with 1 combined pay and broadcast network reach of other global players • News, sports, scripted and unscripted - combined portfolio addresses key programming genres of the linear ecosystem • Significant overlapping and duplicative expense base can be rationalized to drive efficiency 9

Financial Highlights

Discovery + WARNERMEDIA

Greater scale with ~$52B of expected revenue and ~$14B of expected adjusted EBITDA† in 2023

Targeting $15+ billion of DTC revenues in 2023

Significant synergies with $3+ billion of expected run-rate cost savings

Robust FCF† supports deleveraging, reinvestment and financial flexibility

Committed to maintaining investment grade ratings

† See note D1 on slide 17

10

Discovery

Financial Overview Expected Rapid Deleveraging † Revenue (in $ billions) Adj. EBITDA (in $ billions) † (Gross Leverage ) 1 $15B+ of DTC 2 $52 $14 ~5x revenue $39 ~3x $12 2020PF 2023E 2020PF 2023E At Closing +24 Months † † • ~60% FCF conversion• Long-term leverage target of 2.5x – 3.0x 1. Includes phase-in of synergies assuming mid-2022 closing 2. Based on trailing twelve months adjusted EBITDA assuming mid-2022 closing and excludes synergies † See note D1 on slide 17 11Financial Overview Expected Rapid Deleveraging † Revenue (in $ billions) Adj. EBITDA (in $ billions) † (Gross Leverage ) 1 $15B+ of DTC 2 $52 $14 ~5x revenue $39 ~3x $12 2020PF 2023E 2020PF 2023E At Closing +24 Months † † • ~60% FCF conversion• Long-term leverage target of 2.5x – 3.0x 1. Includes phase-in of synergies assuming mid-2022 closing 2. Based on trailing twelve months adjusted EBITDA assuming mid-2022 closing and excludes synergies † See note D1 on slide 17 11

AT&T Post Transaction John Stankey and Pascal Desroches † See notes slide for details 12 Presentation title / Month XX, 2021 / © 2021 AT&T Intellectual Property - AT&T Proprietary (Internal Use Only) AT&T Post Transaction John Stankey and Pascal Desroches † See notes slide for details 12 Presentation title / Month XX, 2021 / © 2021 AT&T Intellectual Property - AT&T Proprietary (Internal Use Only)

AT&T AT&T’s Going Forward Deliberate Market Focus This transaction is the right move for our shareholders 5G Wireless Provides financial flexibility required to be the leader in broadband connectivity across all the U.S. Expect 200M POPs covered with C-Band by end of 2023 Focuses our management team to execute on AT&T’s efficiency and effectiveness transformation AT&T Fiber Simplifies AT&T investment thesis and aligns Plan to expand reach to 30 million assets with appropriate investor base customer locations by end of 2025 Positions AT&T for revenue growth, margin expansion, and earnings growth 13AT&T AT&T’s Going Forward Deliberate Market Focus This transaction is the right move for our shareholders 5G Wireless Provides financial flexibility required to be the leader in broadband connectivity across all the U.S. Expect 200M POPs covered with C-Band by end of 2023 Focuses our management team to execute on AT&T’s efficiency and effectiveness transformation AT&T Fiber Simplifies AT&T investment thesis and aligns Plan to expand reach to 30 million assets with appropriate investor base customer locations by end of 2025 Positions AT&T for revenue growth, margin expansion, and earnings growth 13

AT&T Post Transaction Financial Profile

Focused operational execution

Mobility

- Retain focus on continued profitable market share gains
- Invest transformation savings into customer growth and retention of our high-quality base
- Accelerate investment to support next generation network services

Fiber broadband

- Double total addressable market for fiber
- Accelerate consumer penetration and improve business adoption

Annualized Proforma Growth Expectation

	'22 – '24 CAGR †A1	
REVENUES	***Low single digit %***	• *Wireless service and broadband revenue growth*
ADJ EBITDA†A2	***Mid single digit %***	• *Strong ROI from Mobility and Fiber investments* • *Mobility and broadband revenue growth and cost transformation*
ADJ EPS†A3	***Mid single digit %***	• *EBITDA growth and lower interest expense from reduced debt*

† See notes slide 17

14

AT&T

AT&T Post Transaction Capital Allocation Strategy

Investing for Growth

- Success-based Fiber expansion
- 5G capacity acceleration
- Investing for growth based on highest return
- Flexibility for optimal value creation

Attractive Dividend

- Targeting dividend payout ratio[†A4] of 40-43% on anticipated free cash flow[†A4] of $20B+

Debt Reduction

- $43B net debt reduction at close
- Expected net debt to adj EBITDA[†A5]:
  - 2.6x range after close
  - Below 2.5x by end of 2023
- Optionality to repurchase shares

Focused Total Return Strategy

† See notes slide 17

15

Q&A 16Q&A 16

Notes A1. CAGR is Compound annual growth rate. D1. Free cash flow, gross leverage, net leverage and adjusted EBITDA are non-GAAP financial measures frequently used by investors and credit rating agencies to provide A2. EBITDA is operating income before depreciation and amortization. relevant and useful information. Free cash flow is cash from operating activities minus capital expenditures. Due to high variability and difficulty in predicting items that impact A3. The company (AT&T) expects adjustments to 2021-2024 reported diluted EPS to include merger- cash from operating activities and capital expenditures, we are not able to provide a related amortization ($4.3 billion for 2021 and approximately $1 billion per quarter in 2022 until reconciliation between projected free cash flow and the most comparable GAAP metric closing of the transaction) and other adjustments, a non-cash mark-to-market benefit plan without unreasonable effort. Gross leverage is calculated by dividing total debt by the sum gain/loss, and other items. The company expects the mark-to-market adjustment, which is driven by of the most recent four quarters Adjusted EBITDA. Net leverage is calculated by dividing interest rates and investment returns that are not reasonably estimable at this time, to be a net debt (total debt less cash) by the sum of the most recent four quarters Adjusted significant item. AT&T’s 2021 EPS depends on future levels of revenues and expenses which are not EBITDA. Adjusted EBITDA estimates depend on future levels of revenues and expenses reasonably estimable at this time. Accordingly, we cannot provide a reconciliation between these which are not reasonably estimable at this time. Accordingly, we are not able to provide a projected non-GAAP metrics and the reported GAAP metrics without unreasonable effort. reconciliation between adjusted EBITDA and the most comparable GAAP metric without unreasonable effort. In addition, pro forma free cash flow, net leverage and adjusted A4. Dividend payout ratio is total dividends paid divided by free cash flow. Free cash flow is a non- EBITDA for the combined entity are estimates only and we are not able to provide a GAAP financial measure that is frequently used by investors and credit rating agencies to provide reconciliation between the most comparable GAAP metrics without unreasonable effort. relevant and useful information. Free cash flow is cash from operating activities minus capital . expenditures. Due to high variability and difficulty in predicting items that impact cash from operating activities and capital expenditures, the company is not able to provide a reconciliation between projected free cash flow and the most comparable GAAP metric without unreasonable effort. A5. Net Debt is calculated by subtracting cash and cash equivalents from the sum of debt maturing within one year and long-term debt. Net Debt to adjusted EBITDA ratios are non-GAAP financial measures that are frequently used by investors and credit rating agencies to provide relevant and useful information. Our Net Debt to Adjusted EBITDA ratio is calculated by dividing the Net Debt by the sum of the most recent four quarters of Adjusted EBITDA. Adjusted EBITDA estimates depend on future levels of revenues and expenses which are not reasonably estimable at this time. Accordingly, we cannot provide a reconciliation between Adjusted EBITDA and the and the most comparable GAAP metric without unreasonable effort. 17Notes A1. CAGR is Compound annual growth rate. D1. Free cash flow, gross leverage, net leverage and adjusted EBITDA are non-GAAP financial measures frequently used by investors and credit rating agencies to provide A2. EBITDA is operating income before depreciation and amortization. relevant and useful information. Free cash flow is cash from operating activities minus capital expenditures. Due to high variability and difficulty in predicting items that impact A3. The company (AT&T) expects adjustments to 2021-2024 reported diluted EPS to include merger- cash from operating activities and capital expenditures, we are not able to provide a related amortization ($4.3 billion for 2021 and approximately $1 billion per quarter in 2022 until reconciliation between projected free cash flow and the most comparable GAAP metric closing of the transaction) and other adjustments, a non-cash mark-to-market benefit plan without unreasonable effort. Gross leverage is calculated by dividing total debt by the sum gain/loss, and other items. The company expects the mark-to-market adjustment, which is driven by of the most recent four quarters Adjusted EBITDA. Net leverage is calculated by dividing interest rates and investment returns that are not reasonably estimable at this time, to be a net debt (total debt less cash) by the sum of the most recent four quarters Adjusted significant item. AT&T’s 2021 EPS depends on future levels of revenues and expenses which are not EBITDA. Adjusted EBITDA estimates depend on future levels of revenues and expenses reasonably estimable at this time. Accordingly, we cannot provide a reconciliation between these which are not reasonably estimable at this time. Accordingly, we are not able to provide a projected non-GAAP metrics and the reported GAAP metrics without unreasonable effort. reconciliation between adjusted EBITDA and the most comparable GAAP metric without unreasonable effort. In addition, pro forma free cash flow, net leverage and adjusted A4. Dividend payout ratio is total dividends paid divided by free cash flow. Free cash flow is a non- EBITDA for the combined entity are estimates only and we are not able to provide a GAAP financial measure that is frequently used by investors and credit rating agencies to provide reconciliation between the most comparable GAAP metrics without unreasonable effort. relevant and useful information. Free cash flow is cash from operating activities minus capital . expenditures. Due to high variability and difficulty in predicting items that impact cash from operating activities and capital expenditures, the company is not able to provide a reconciliation between projected free cash flow and the most comparable GAAP metric without unreasonable effort. A5. Net Debt is calculated by subtracting cash and cash equivalents from the sum of debt maturing within one year and long-term debt. Net Debt to adjusted EBITDA ratios are non-GAAP financial measures that are frequently used by investors and credit rating agencies to provide relevant and useful information. Our Net Debt to Adjusted EBITDA ratio is calculated by dividing the Net Debt by the sum of the most recent four quarters of Adjusted EBITDA. Adjusted EBITDA estimates depend on future levels of revenues and expenses which are not reasonably estimable at this time. Accordingly, we cannot provide a reconciliation between Adjusted EBITDA and the and the most comparable GAAP metric without unreasonable effort. 17